Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

Pursuant to Article 157, Paragraph 4 of Law 6.404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission (“CVM”) and following up on the Material Fact published on February 7, 2012, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) confirms that the price to be paid within the scope of the public tender offer for voluntary delisting of Redecard S.A. (“Redecard” or “Company”) (“OPA” or “Offering”) as a publicly held company, shall be R$ 35.00 (thirty-five Reais) per share, to be paid in cash (Brazilian Reais).

Itaú Unibanco also informs that it has decided to make the conclusion of the OPA conditional on (i) acceptance or (ii) express agreement with the voluntary delisting by more than 2/3 of the Company’s free float, thus understood as shares comprising the free float of the Company held by shareholders that have expressly agreed to the delisting of the Company or have qualified for the OPA auction (“Auction”) pursuant to Article 16, II of CVM Instruction 361/02. Should this level of minimum acceptance not be reached in the Auction, the OPA shall not be concluded. Under these circumstances, Redecard shall remain registered with the CVM as a publicly held company subject to the differentiated practices of corporate governance required under the Novo Mercado Regulations of the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

The offered price is within the fair price range of between R$ 34.18 (thirty-four Reais and eighteen centavos) and R$ 37.59 (thirty-seven Reais and fifty-nine centavos) indicated in the appraisal report prepared by N.M. Rothschild & Sons (Brasil) Ltda. (“Evaluator”), the institution selected by the minority shareholders of Redecard to prepare the fair price report of the Company’s shares (“Report”). This price is approximately 13.1% higher than the average weighted price by volume of the common shares of Redecard on Monday February 6, 2012 (on the day prior to the announcement of the intention to hold the OPA) as well as approximately 18.5% higher than the average weighted price by volume of common shares of Redecard in the 30 days prior to the publication date of the material fact (Tuesday, February 7, 2012) on the BM&FBOVESPA.

In response to questions raised by investors, we inform that the Evaluator has clarified in the Report that for the purposes of a fair price appraisal of the Company, “this Report also does not take into account eventual operational and financial gains and losses that there may be following the OPA as a function of the commercial modification of the business currently existing between Itaú Unibanco and the Company.”

In this context, pursuant to requests also received from investors and in view of the provision in item 2.3 of the draft of the Notice of the OPA, Itaú Unibanco wishes to clarify that it may propose the revision of the key agreements in place with the Company in order to reflect the changes that have occurred in the card payment processing sector, such as the end of credit card brand exclusivity with acquired companies, thus making them compatible with current market practices. In addition to the applicable regulations, for this purpose, Itaú Unibanco will continue to comply with the best market and governance practices with respect to the negotiation of agreements between related parties.

Additionally, and once again in attention to requests received from certain shareholders of Redecard, Itaú Unibanco wishes to inform that the implementation of the Offering reflects, among other reasons, a view that the market in which the Company operates is experiencing significant regulatory, competitive and technological changes and for this reason it would be more efficient that the businesses currently undertaken by Redecard be conducted together with the financial operations and services executed by Itaú Unibanco. It should be pointed out that in the event that the OPA is unsuccessful, Itaú Unibanco may analyze other strategic alternatives in line with the foregoing view of the market, including the partial or total sale of its stake in the Company.

The implementation of the OPA is subject to approval by the regulators.

São Paulo-SP, April 12, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer